[redacted]

SEC[I] 09059372 [M]IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 39700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodlands Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10077 Grogans Mill Road, Suite 130
(No. and Street)

The Woodlands (City) Texas (State) 77380 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morris Monroe (281) 367-2483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000 (Address) Houston (City) Texas (State) 77056-1973 (Zip Code)

SEC Mail Processing Section
MAY 27 2009
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Morris Monroe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodlands Securities Corporation, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GLORIA SEDITA
Notary Public, State of Texas
My Commission Expires
July 15, 2009

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Woodlands Securities Corporation
The Woodlands, Texas

We have audited the accompanying statements of financial condition of Woodlands Securities Corporation (the Company) as of March 31, 2009, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodlands Securities Corporation as of March 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
May 26, 2009

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$ 158,626
Deposits with clearing organization	6,000
Receivables for commissions and fees	13,907
Prepaid expenses and other receivables	26,822
Note receivable from related party	52,970
Furniture, fixtures and equipment, net of accumulated depreciation of $154,046	34,201
TOTAL ASSETS	$ 292,526

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and other liabilities	$ 38,925
Commissions payable	16,158
Federal income tax payable	10,045
TOTAL LIABILITIES	65,128
STOCKHOLDERS' EQUITY	
Common stock, $1 par value, 100,000 shares authorized and issued and 1,000 shares outstanding	1,000
Additional paid-in capital	6,107
Retained earnings	220,291
	227,398
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 292,526

The accompanying notes are an integral part of the financial statements.

REVENUES	
Commissions and fees	$ 1,830,831
Interest and dividends	72,035
Other income	29,461
TOTAL REVENUE	1,932,327
EXPENSES	
Employee compensation and benefits	721,418
Clearance fees	23,852
Commission expense	685,289
Communications and data processing	107,919
General and administrative	354,247
TOTAL EXPENSES	1,892,725
INCOME BEFORE INCOME TAX EXPENSE	39,602
INCOME TAX EXPENSE	10,045
NET INCOME	$ 29,557

The accompanying notes are an integral part of the financial statements.

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, March 31, 2008	$ 1,000	$ 6,107	$ 190,734	$ 197,841
Net income	-	-	29,557	29,557
Balance, March 31, 2009	$ 1,000	$ 6,107	$ 220,291	$ 227,398

The accompanying notes are an integral part of the financial statements.

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 29,557
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,003
Changes in operating assets and liabilities	
Deposits with clearing organization	12
Receivables for commissions and fees	1,093
Prepaid expenses and other receivables	(20,347)
Accounts payable and other liabilities	1,890
Commissions payable	8,217
Federal income tax payable	6,636
Net cash provided by operating activities	38,061
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, fixtures and equipment	(10,970)
Net cash used by investing activities	(10,970)
NET CHANGE IN CASH AND CASH EQUIVALENTS	27,091
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	131,535
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 158,626

The accompanying notes are an integral part of the financial statements.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Woodlands Securities Corporation ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in the Woodlands, Texas, and was incorporated under the laws of the State of Texas on April 26, 1988.

Basis of Accounting - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Statement Presentation - An unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition - Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes - The provision for federal income taxes is recognized as of the date of the date of the financial statements, utilizing currently enacted tax laws and rates. The State of Texas instituted a margin tax in 2007 calculated on revenue, less certain qualifying deductions.

Cash and Cash Equivalents - The Company considers all highly liquid investments, such as cash interest-bearing demand deposits and money market funds to be cash equivalents.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertain Tax Positions - In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009 and the Company has elected to defer application of FIN 48 until then. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

NOTE B DEPOSITS WITH CLEARING ORGANIZATION

As of March 31, 2009, Woodlands Securities Corporation had cash on deposit in a clearance account with Southwest Securities, Inc. in the amount of $6,000. Southwest Securities, Inc. is located in Dallas, Texas and in a member of the FINRA, Midwest Stock Exchange, New York Exchange, Inc., American Stock Exchange, Inc., Pacific Stock Exchange and is registered with the SEC. According to the Clearing Agreement between Southwest Securities, Inc. and the Company, Southwest Securities, Inc. is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE C RETIREMENT PLAN

The Company provides the opportunity to enroll in a Simple IRA plan for retirement. The Simple IRA assets are fully vested and may be withdrawn at any time subject to taxes and penalties. The participants are generally required to begin taking minimum distributions from their Simple IRA upon attainment of age seventy and a half (701/2) in accordance with Internal Revenue Service regulations. The Company matches the participating employees' contributions up to three percent (3%) of the employees' compensation. The Company contributed $15,972 to the participating employees' Simple IRAs during the year ended March 31, 2009.

NOTE D NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital of $5,000 and an aggregate indebtedness ratio of no greater than 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of March 31, 2009.

Net Capital - Actual (Schedule I)	$ 110,736
Net Capital - Required (Schedule I)	5,000
Excess Net Capital	$ 105,736
Aggregate Indebtedness to Net Capital	.59 to 1

NOTE E CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables and cash. The Company places its cash with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions. Generally, no collateral or other security is required to support customer receivables. To reduce credit risk, a customer's credit history is reviewed before extending credit. There was no allowance for doubtful accounts at March 31, 2009 as management believes all amounts are collectible.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include banks, other financial institutions and individuals. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

NOTE F RESERVE REQUIREMENTS

Woodlands Securities Corporation is not obligated to report under SEC rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under rule 15c3-3. The Company clears all customer transactions through a broker-dealer, Southwest Securities, Inc., on a fully disclosed basis as required for exemption under SEC rule 15c3-3(k)(2)(ii).

NOTE G RELATED PARTY TRANSACTIONS

Woodlands Securities Corporations (the "Company") is affiliated with Woodlands Asset Management, Inc. (WAMI) and Woodlands Financial Services, Inc. (WFSI) through common ownership. During the fiscal year ending March 31, 2009, the Company received $572,450 from WAMI for shared overhead expenses and office space and received revenues of $228,035 from WFSI for private offerings.

A note receivable has been recorded in the amount of $52,970 for a split-dollar life insurance policy purchased for the benefit of a stockholder.

WOODLANDS SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2009

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 227,398
Total capital and allowable subordinated liabilities	227,398
Deductions and/or charges	
Nonallowable assets:	
Prepaid expenses and other receivables	(26,822)
Note receivable from related party	(52,970)
Furniture fixture and equipment, net	(34,201)
Other deductions or charges:	(263)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	113,142
Haircuts on securities	(2,406)
Net capital	$ 110,736
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (1/15th of total aggregate indebtedness)	$ 4,342
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 105,736
Ratio: Aggregate indebtedness to net capital	.59 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2009, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

WOODLANDS SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2009

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

See independent auditor's report.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

May 26, 2009

To The Stockholders
Woodlands Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Woodlands Securities Corporation (the Company), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

WOODLANDS SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2009